UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Adjournment of Extraordinary General Meeting of Members held on October 27, 2026

This report on Form 6-K is being submitted in connection with the adjournment of the 2026 Extraordinary General Meeting of Members (the “EGM”) of Guardforce AI Co., Limited (the “Company”), held at 11:00 a.m., Hong Kong standard time, on Tuesday, October 27, 2026 (11:00 p.m. Eastern Time on Monday, October 26, 2026), as a hybrid meeting with a physical meeting held at Unit 504, Guardforce Center, No. 3 Hok Yuen Street East, Hung Hom, Kowloon, Hong Kong, and virtual attendance and participation by members and/or proxies via Zoom at https://us06web.zoom.us/j/89942525550 (Meeting ID: 899 4252 5550; find your local number at https://us06web.zoom.us/u/kdxT8RPywd). The EGM was convened to consider the proposals (the “Proposals”) set forth in the Notice of Extraordinary General Meeting of Members dated October 2, 2026.

The EGM was adjourned by the Company due to a lack of quorum. The Company’s current second amended and restated Articles of Association (the “Current Articles”) provide, at Article 61, that “at any general meeting of the Company, two (2) Members entitled to vote and present in person or by proxy representing not less than one-third of the votes attached to the then issued share capital of the Company throughout the meeting shall form a quorum for all purposes”, and Article 62, that “If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and (where applicable) same place(s) or to such time and (where applicable) such place(s) and in such form and manner referred to in Article 57 as the chairman of the meeting (or in default, the Board) may absolutely determine. If at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the Member or Members present and entitled to vote shall be a quorum.” A total of 31,958,004 ordinary shares, par value $0.12 per share (the “Ordinary Shares”) of the Company, were issued and outstanding as of the record date of September 28, 2026. There were present in person or by proxy 10,208,461 Ordinary Shares or approximately 31.94% of all the votes of the Company’s Ordinary Shares entitled to vote at the EGM. Therefore, a quorum was not present.

The Company will reconvene the EGM at 11:00 a.m., Hong Kong standard time, on Tuesday, November 3, 2026 (10:00 p.m. Eastern Time on Monday, November 2, 2026), as a hybrid meeting with a physical meeting held at Unit 504, Guardforce Center, No. 3 Hok Yuen Street East, Hung Hom, Kowloon, Hong Kong, and virtual attendance and participation by members and/or proxies through the same Zoom link at https://us06web.zoom.us/j/89942525550 (Meeting ID: 899 4252 5550; find your local number at https://us06web.zoom.us/u/kdxT8RPywd).

According to Article 62 of the Company’s Current Articles, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Member or Members present and entitled to vote shall be a quorum.

Proxies which have been received would remain valid for the adjourned EGM. Holders of the Company’s Ordinary Shares whose names are on the register of members of the Company at the close of business on September 28, 2026 are entitled to attend the adjourned EGM. Shareholders who wish, but have not yet, cast their votes may do so by returning the proxy card distributed in connection with the EGM.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form under F-3 (SEC File No. 333-284261) declared effective by the Securities and Exchange Commission (the “Commission”) on January 24, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2026	Guardforce AI Co., Limited

By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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